Exhibit for Advisory Contract information for AST Academic Strategies
Asset
Alloc. Port.

Series 51 / Screen #23 / Related to Question 47_0 thru 48


Fund-of-Funds Segments/Sleeves:
0.72% of average daily net assets

Non Fund-of-Funds Segments/Sleeves:
0.71% of average daily net assets to $300 million;
0.70% on next $200 million of average daily net assets;
0.69% on next $250 million of average daily net assets;
0.68% on next $2.5 billion of average daily net assets;
0.67% on next $2.75 billion of average daily net assets;
0.64% on next $4 billion of average daily net assets;
0.62% over $10 billion of average daily net assets

The management fee rate applicable to the fund-of-funds segments/sleeves is limited to assets invested in other portfolios of the Advanced Series Trust.
The management fee rate applicable to the non fund-of-funds segments/sleeves excludes assets invested in other portfolios of the Advanced Series Trust.
Portfolio assets invested in mutual funds other than the portfolios of the
Advanced Series Trust are included in the management fee rate applicable to the non fund-of-funds segments/sleeves.